UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

PEN Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

706582 202

(CUSIP Number)

Tom J. Berman

701 Brickell Ave., suite 1550

Miami, Florida 33131

844-273-6462

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 706582 202	13D

(1) Names of reporting persons	Tom J. Berman
(2) Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
(3) SEC use only
(4) Source Of Funds	PF
(5) Disclosure Of Legal Proceedings
(6) Citizenship Or Place Of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	5,000
(8) Shared voting power	876,428
(9) Sole dispositive power	5,000
(10) Shared dispositive power	876,428
(11) Aggregate amount beneficially owned by each reporting person	52,119
(12) check if the aggregate amount in Row (9) exceeds certain shares (see instructions)
(13) Percent of class represented by amount in Row (9)	0%
(14) Type of reporting person (see instructions)	IN

Cusip No. 706582 202	13D

Item 1. Security and Issuer.

Class A Common Stock of PEN Inc.

701 Brickell Ave., Suite 1550, Miami, Florida 33131

Item 2. Identity and Background.

(a)	Tom J. Berman

(b)	701 Brickell Ave., Suite 1550, Miami FL 33131

(c)	Mr. Berman is President of the issuer.

(d)	None

(e)	No

(f)	U.S.A., Michigan

Item 3. Source or Amount of Funds or Other Consideration.

PF

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	No beneficial interest in Issuer’s securities.

(b)	He shares voting power and dispositive power with respect to the securities owned by PEN Comeback, LLC with Ronald J. Berman.

(c)	During the last 60 days, the reporting person acquired 5,000 shares at a per share price of $0.40 awarded for service as a director of the issuer and the reporting person together with Ronald J. Berman acquired shared voting and dispositive power over securities purchased on January 31, 2019 by PEN Comeback, LLC:

Security	Price
325,581 shares of Class A common stock (“Shares”)	$0.40 per share
Warrants, exercise price $1.50 per share, to acquire 325,581 shares	$0.03 per warrant

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Berman and Ronald J. Berman are co-owners of the entity that is the voting member of PEN Comeback, LLC. They each have 50% of the vote in the entity that is the voting member.

Item 7. Material to Be Filed as Exhibits.

None

Cusip No. 706582 202	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tom J. Berman
Tom J. Berman
February 5, 2019